EXHIBIT 8.2.5.

MORGAN BEAUMONT APPOINTS INTERIM CFO

[ PR Newswire  •  2006-06-16 ]

BRADENTON, Fla., June 16 /PRNewswire-FirstCall/ -- Morgan Beaumont, Inc. (OTC Bulletin Board: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE Network(TM), today announced that it has appointed Alec R. Brophy as interim Chief Financial Officer. Mr. Brophy is currently the President and Chief Executive Officer of OiWare, Inc., a software company focusing on Sarbanes-Oxley Act of 2002 compliance solutions. He is also a partner in an outsourced accounting firm, ISA Solution, LLC, which specializes in the needs of small business owners.

“With over 15 years of experience in accounting and strategic planning, we are excited that Alec will be joining our team,” stated Cliff Wildes, CEO of Morgan Beaumont. “We look forward to his numerous contributions as we search for a permanent Chief Financial Officer.”

Before joining OiWare and ISA Solutions, LLC, Brophy served as Vice President of Finance and Administration of the Tampa Bay Partnership for Regional Economic Development, Inc., in which he directed the financial affairs of the organization including financial planning and related policies, accounting practices, external financial reporting, administering human resource functions as well as the organization’s office and technology systems.

Brophy is a board member of the Florida Institute of Certified Public Accountants, West Coast Chapter. He holds a bachelor’s degree in accounting from the University of South Florida and is a 2005 graduate of Eckerd College’s Leadership Development Program.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE Network(TM), a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

Contacts:	Erik Jensen, President
Morgan Beaumont, Inc.
941-753-2875

Ken Dennard, Managing Partner
ksdennard@drg-e.com
DRG&E / 713-529-6600

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